Exhibit 23.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 27, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in accounting for convertible debt instruments and participating securities included in the computation of earnings per share discussed in Note 2, as to which the date is May 29, 2009, relating to the consolidated financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in the Current Report on Form 8-K dated May 29, 2009. We also consent to the reference to us as experts under the heading “Independent Registered Public Accounting Firm” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
Houston, Texas
May 29, 2009